

02052802

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of August 2002

*1-*HOLMES FINANCING (No 1) PLC
*2 -* HOLMES FUNDING LIMITED
*3 -* HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

PE
8-1-02

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . . . . .

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . . X . . .

<u>Holmes Financing No 1 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 July 2002 to 08 August 2002</u>

All values are in thousands of pounds sterling unless otherwise stated

<u>Mortgage Asset Analysis</u>

<u>Analysis of Mortgage Trust Movements</u>

|  | Current Period | |
|---|---|---|
|  | Number | £000's |
| Brought Forward | 285,472 | 17,795,005 |
| Replenishment | 15,327 | 1,009,664 |
| Repurchased | (6,796) | (412,180) |
| Redemptions | (7,545) | (597,956) |
| Losses | (17) | (58) |
| Other Movements | 0 | 102,825 |
| Carried Forward | 287,441 | 17,897,520 |

|  | Cumulative | |
|---|---|---|
|  | Number | £000's |
| Brought Forward | 115,191 | 6,399,214 |
| Replenishment | 324,074 | 21,899,488 |
| Repurchased | (66,054) | (4,575,782) |
| Redemptions | (85,667) | (6,027,905) |
| Losses | (103) | (310) |
| Other Movements | 0 | 102,825 |
| Carried Forward | 287,441 | 17,897,520 |

| Annualised 1 Month CPR | 90.66% | **(Including |
|---|---|---|
| Annualised 3 Month CPR | 73.65% | redemptions and |
| Annualised 12 Month CPR | 44.27% | repurchases ) |

* The annualised CPR's are expressed as a percentage of the
outstanding balance at the end of the period

<u>Asset Profiles</u>

| Weighted Average Seasoning | 40.25 |  |
|---|---|---|
| Weighted Average Loan size | £62,265.02 |  |
| Weighted Average LTV | 78.31% | *** (see below) |
| Weighted Average Remaining Term | 19.04 |  |

| <u>Product Type Analysis</u> | £000's | % |
|---|---|---|
| Variable Rate | 12,426,248 | 69.43% |
| Fixed Rate | 5,471,272 | 30.57% |
| Tracker Rate | 0 | 0.00% |
| Flexible Mortgages | 0 | 0.00% |
|  | 17,897,520 | 100.00% |

<u>Mortgage Standard Variable Rate</u>

| Effective Date | Rate |
|---|---|
| 01 December 2001 | 8.10% |

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2002 to 08 August 2002

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis

| Region | Number | £000's | % |
|---|---|---|---|
| East Anglia | 11,127 | 616,722 | 3.45% |
| East Midlands | 15,440 | 802,310 | 4.48% |
| Greater London | 53,611 | 4,199,039 | 23.46% |
| North West | 35,198 | 1,720,817 | 9.61% |
| North | 13,611 | 625,038 | 3.49% |
| South East | 78,256 | 5,716,419 | 31.94% |
| South West | 22,620 | 1,347,144 | 7.53% |
| Wales | 15,073 | 699,194 | 3.91% |
| West Midlands | 19,519 | 1,044,672 | 5.84% |
| Yorkshire and Humberside | 20,380 | 944,919 | 5.28% |
| Unknown | 2,655 | 181,246 | 1.01% |
| Total | 287,441 | 17,897,520 | 100.00% |

Original LTV Bands

| Range | Number | £000's | % |
|---|---|---|---|
| 0.00 - 25.00 | 4,165 | 165,178 | 0.92% |
| 25.01 - 50.00 | 27,783 | 1,403,633 | 7.84% |
| 50.01 - 75.00 | 69,403 | 4,571,446 | 25.54% |
| 75.01 - 80.00 | 14,752 | 1,018,156 | 5.69% |
| 80.01 - 85.00 | 18,770 | 1,321,537 | 7.38% |
| 85.01 - 90.00 | 41,070 | 2,986,265 | 16.68% |
| 90.01 - 95.00 | 111,498 | 6,431,305 | 35.93% |
| Total | 287,441 | 17,897,520 | 100.00% |

*** The balance is the current outstanding balance on the account
including accrued interest. The LTV is that at origination and
excludes any capitalised high loan to value fees, valuation fees
or booking fees.

Arrears

| Band | Number | Principal | Overdue | % |
|---|---|---|---|---|
| Current | 279,833 | 17,487,953 | (2,902) | 97.61% |
| 1.00 - 1.99 months | 5,059 | 282,597 | 2,227 | 1.58% |
| 2.00 - 2.99 months | 1,133 | 66,826 | 969 | 0.37% |
| 3.00 - 3.99 months | 543 | 30,531 | 640 | 0.17% |
| 4.00 - 4.99 months | 325 | 18,306 | 492 | 0.10% |
| 5.00 - 5.99 months | 170 | 9,978 | 330 | 0.06% |
| 6.00 -11.99 months | 309 | 18,057 | 749 | 0.09% |
| 12 months and over | 30 | 1,258 | 114 | 0.01% |
| Properties in Possession | 39 | 1,339 | 116 | 0.01% |
| Total | 287,441 | 17,894,785 | 2,735 | 100.00% |

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is
the difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments ) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 July 2002 to 08 August 2002

All values are in thousands of pounds sterling unless otherwise stated

### Shares of Trust last Distribution Date (08 August 2002)

|  | £000's | % |
|---|---|---|
| Funding Share | 10,506,051 | 58.70116% |
| Seller Share | 7,391,469 | 41.29884% |
|  | 17,897,520 | 100.00000% |
| Minimum Seller Share | 715,743 | 4.00% |

### Cash Accumulation Ledger

|  | £000's |
|---|---|
| Brought Forward | 1,055,161 |
| Additional Amounts Accumulated | 412,494 |
| Payment of Notes | (1,055,000) |
| Carried Forward | 412,655 |

### Excess Spread

|  |  |
|---|---|
| Quarter to 15/7/2002 | 0.5891% |
| Quarter to 15/4/2002 | 0.5414% |
| Quarter to 15/1/2002 | 0.5487% |
| Quarter to 15/10/2001 | 0.4621% |

### Reserve Funds

|  | First Reserve | Second Reserve |
|---|---|---|
| Balance as at 15/7/2002 | £185,000,000.00 | £30,059,959.55 |
| Required Amount as at 15/7/2002 | £185,000,000.00 | £73,825,687.00 |
| Percentage of Notes | 1.75% | 0.28% |

### Properties In Possession

#### Stock

|  | Current Period | |
|---|---|---|
|  | Number | £000's |
| Brought Forward | 43 | 1,539 |
| Repossessed in Period | 13 | 848 |
| Sold In Period | (17) | (932) |
| Carried Forward | 39 | 1,455 |

|  | Cumulative | |
|---|---|---|
|  | Number | £000's |
| Repossessed to date | 163 | 7,483 |
| Sold to date | (124) | (6,028) |
| Carried Forward | 39 | 1,455 |

### Repossession Sales Information

|  |  |  |
|---|---|---|
| Average time Possession to Sale | 82 | Days |
| Average arrears at time of Sale | £3,020.00 | |

### MIG Claim Status

|  | Number | £000's |
|---|---|---|
| MIG Claims made | 83 | 828 |
| MIG Claims outstanding | 14 | 96 |
| Average time claim to payment | 28 | |

### Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £18 billion

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**HOLMES FINANCING (No 1) PLC**

Dated: 22nd August, 2002

By _____

I Christie  (Authorised Signatory)